Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of CNH Global N.V. on Form S-8 of our report dated April 2, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications), appearing in the Annual Report on Form 20-F of CNH Global N.V. for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
April 21, 2004